U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[X]Form 10-KSB; [ ]Form 20-F; [ ]Form 11-K; [ ]Form 10-QSB; [ ]Form N-SAR

     For Period Ended:                              September 30, 2000
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F              SEC FILE NUMBER
     [ ]Transition Report on Form 11-K                  0-12809
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________
________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

Part I--Registrant Information
________________________________________________________________________

     Full Name of Registrant:             Golden Chief Resources, Inc.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    406 Griffith Avenue
           City, State & Zip Code         Terrell, Texas 75160
________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
________________________________________________________________________

Part III--Narrative
________________________________________________________________________

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


The engineer employed by the Company to complete a reserve analysis for the Company's oil and gas producing property has not completed his analysis. In addition, certain other information required to complete the audit of the financial statements has not been finalized. The delay resulted in the auditors not having time to complete their procedures in a reasonable manner that would allow filing of the 10-KSB by December 29, 2000.

Current analysis of the timing of completion of the reviews by the Company's auditors will allow the Company to file the 10-KSB within the fifteen day extension period provided through this notification.


________________________________________________________________________

Part IV--Other Information
________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:            Mike McIlvain        (972) 524-8215

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?                                [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     GOLDEN TRIANGLE INDUSTRIES, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   December 29, 2000             By: /s/ MICHAEL H. MCILVAIN
                                          Michael H. McIlvain
                                          Executive Vice President and
                                          Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
________________________________________________________________________


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                        ROBERT EARLY & COMPANY, P.C.



December 28, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  Golden Chief Resources, Inc.
     SEC File # 0-12809


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Golden Chief Resources, Inc. The Registrant has stated in Part III of its filing on From 12b-25 that it is unable to timely file, without unreasonable effort or expense its Annual report on Form 10-KSB for the year ended September 30, 2000 because our firm has not yet competed its audit of the financial statements of the Registrant for the year ended September 30, 2000, and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25 and agree with the statements made therein. We have been unable to complete our audit of the Registrants' financial statements and furnish the required opinion for a timely filing because we were delayed in our completion due to the inability to timely obtain the reserve analysis and certain other significant inforrmation. As a result, we have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances to be able to issue an opinion.

Very truly yours,


/s/ ROBERT EARLY & COMPANY
Robert Early & Company, P.C.